Exhibit 99.11

Section E

THE QUÉBEC ECONOMY:
RECENT DEVELOPMENTS AND OUTLOOK
FOR 2025 AND 2026

Summary	E.3

1. High uncertainty associated with U.S. economic policies	E.7

1.1 Upheavals that give cause for concern	E.7

1.2 Assumptions tied to the baseline scenario	E.12

2. Québec's economic situation	E.13

2.1 Economic growth will continue amid uncertainty	E.13

2.2 The Québec government will pursue its goal of increasing economic potential	E.14

2.3 Population growth will slow	E.17

2.4 Caution from businesses and slower population growth will curb hiring	E.19

2.5 Domestic demand expected to spearhead growth	E.22

2.6 Household expenditures will be the main driver of economic activity	E.23

2.7 Residential investment is growing again	E.25

2.8 The trade dispute will slow investment	E.28

2.9 Government investment will continue to support Québec's economy	E.29

2.10 The trade dispute is expected to limit exports	E.30

2.11 Inflation is under control	E.32

2.12 Nominal GDP growth will slow	E.33

2.13 Forecasts comparable to those of the private sector	E.34

E.1

3. The situation of Québec's main economic partners	E.37

3.1 The economic situation in Canada	E.38

3.2 The economic situation in the United States	E.42

4. The global economic situation	E.49

5. Developments in financial markets	E.53

6. The main risks that may influence the forecast scenario	E.59

E.2

SUMMARY

The global economy is currently facing a very uncertain environment. In particular, the U.S. administration is taking a more unilateral approach in setting its policies. In the process, it imposed significant tariffs on some of its economic partners, including Canada.

Despite the uncertainty surrounding the form, scope and duration of the protectionist measures adopted by the United States, trade tensions are already weighing on the global economy, and on financial markets in particular.

Against this backdrop, global economic growth is expected to slow slightly to 3.1% in 2025 and 2026, following growth of 3.2% in 2024. Real GDP growth will decelerate in most regions in 2025.1

- The baseline assumption is that these tariffs could be adjusted in the coming months, that the effects would be on average equivalent to 10% tariffs, that they could be in place for a transitional period of around two years, and would have a negative impact on global economic growth.

- These tariffs will rein in trade and weaken the confidence of economic agents, limiting the growth of investment and consumption.

- Nevertheless, central banks are expected to continue easing their monetary policies, which will support demand for goods and services.

Real GDP growth in Québec is expected to reach 1.1% in 2025 and 1.4% in 2026. Tariffs will have a negative impact on economic growth by limiting exports and non-residential business investment.

TABLE E.1 Economic growth
(real GDP, percentage change)
	2023	2024	2025	2026
Québec	0.6	1.4	1.1	1.4
Canada	1.5	1.5	1.4	1.6
United States	2.9	2.8	1.8	1.9
World(1)	3.4	3.2	3.1	3.1
(1) Global GDP is expressed in purchasing power parity.
Sources: Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

1 Unless otherwise indicated, this section reflects economic data available as at March 7, 2025.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.3

❏ Québec is entering a turbulent period on solid ground

After slowing sharply in 2023 (+0.6%), real GDP growth accelerated in Québec in 2024 (+1.4%) as the Bank of Canada began its monetary policy easing cycle last June.

Economic growth is set to continue in 2025 (+1.1%) and 2026 (+1.4%), supported, in particular, by additional interest rate cuts.

- However, economic momentum will be dampened by the trade dispute. This situation will have negative effects, mainly on non-residential investment and exports.

Nonetheless, Québec has a number of strengths to draw on in facing this turbulent period.

- Québec's strong economic performance since 2018 has narrowed the gap in living standards with Ontario and the rest of Canada.

- Between 2018 and 2024, real GDP per capita rose by 2.6% in Québec, while it fell in Ontario (−1.6%) and in the rest of Canada (-2.1%) over that period.

- Québec households are benefiting from a favourable financial position.

- Between 2018 and 2023, household purchasing power, as defined by disposable income in real terms per capita (+6.6%), has improved faster than in Canada (+3.9%).

- In addition, Quebecers' debt ratio (146.1% in 2023), that is, the value of household liabilities as a proportion of disposable income, is lower than that of Canadians (186.2%).

- Furthermore, in 2024, Québec households had a higher savings rate (9.8%) than that in Canada (6.1%).

- Although Québec's labour market slowed in 2024, the unemployment rate remained at a historic low (average of 5.3% in 2024) and was the lowest among Canadian provinces.

- The easing of monetary policy has put the residential sector on the road to recovery.

- In addition, the Canadian dollar, which remains at a relatively low level, supports the competitiveness of exports.

In short, although there are many sources of uncertainty, Québec is well positioned to get through this period with resilience. In the current environment, business diversification and innovation are strategies for preserving and stimulating economic momentum in the years ahead.

E.4	Budget 2025-2026 Budget plan

❏ Inflation moderation and further monetary easing will foster growth

Inflationary pressures have eased since the start of 2024.

- The global annual inflation rate declined from 6.7% in 2023 to 5.7% in 2024.

- In Canada, annual growth in the Consumer Price Index (CPI) fell from 2.9% in January 2024 to 1.9% in January 2025.

The progress made has enabled most major central banks to begin their monetary easing cycle.

- Between June 2024 and January 2025, the Bank of Canada cut its policy rate from 5.00% to 3.00%, and the U.S. Federal Reserve lowered its key interest rate by 100 basis points to within the 4.25% to 4.50% range.

Over the coming quarters, global inflation is expected to remain close to central bank targets.

- In Canada, annual CPI growth is expected to average 2.2% in 2025 and 2.1% in 2026. In Québec, it will average 2.1% in 2025 and 2.0% in 2026.

- In 2026, headline inflation in Québec is expected to be lower than that observed in Canada for the third year in a row.

Steady inflation hovering around 2% and the forecast moderation in economic activity in Canada are expected to prompt further cuts in the Bank of Canada's policy rate, which is projected to reach 2.5% around mid-2025.

TABLE E.2 Consumer Price Index
(percentage change)
	2023	2024	2025	2026
Québec	4.5	2.3	2.1	2.0
Canada	3.9	2.4	2.2	2.1
United States	4.1	3.0	2.5	2.5
Euro area(1)	5.4	2.4	2.1	2.0
World(1)	6.7	5.7	4.2	3.5
(1) International Monetary Fund's January 2025 forecast.
Sources: Statistics Canada, S&P Global, International Monetary Fund, Eurostat and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.5

1. HIGH UNCERTAINTY ASSOCIATED WITH U.S. ECONOMIC POLICIES

1.1 Upheavals that give cause for concern

Over the next few years, changes in the global economy and financial markets will be greatly influenced by the economic and trade policies implemented by the U.S. administration.

- The measures it adopts will have a direct impact on international trade relations, global investment and market dynamics.

In particular, the U.S. administration wants to promote domestic industries, mainly through tariffs and tax cuts.

It is also banking on increased exploitation of natural resources and intends to tighten U.S. migration policy. In addition, initiatives from the Department of Government Efficiency (DOGE)2 may also have significant consequences on the U.S. economy.

The implementation of tariffs combined with the persistent uncertainty surrounding upcoming reforms and the measures that will actually be adopted are weakening the economic outlook.

- Prolonged uncertainty will undermine the stability of global financial markets and contribute to higher financing costs for businesses.

- This rising uncertainty has a direct impact on the confidence of consumers and businesses. Such a deterioration in the climate of confidence will hinder investment and damage international trade relations.

2 A new entity created by the U.S. administration. Its main mission is to improve the efficiency of the U.S. federal government by massively reducing the number of federal employees and government spending.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.7

❏ Repercussions for the global economy

The trade dispute triggered by the United States will have deep and lasting repercussions on the global economy.

While many details concerning the form, duration and scope of the tariffs remain uncertain and variable, it is undeniable that a trade dispute will disrupt supply chains and global economic growth. All economic agents will be affected by this dispute.

- Tariffs will drive up input prices and consumer goods prices, thereby accentuating inflationary pressures both for the country that imposed the tariffs and for the exporting country that will choose to retaliate. Higher prices will slow demand and may lead to a contraction in economic activity.

- By increasing the cost of imports, tariffs will limit foreign producers' access to the domestic market.

- As demand drops and input prices rise, corporate profits will fall, prompting companies to cut back on staff and investment. This trend will lead to a decline in innovation and productivity.

- The global economic slowdown will then trigger a drop in commodity prices.

- Faced with an economic slowdown, governments will increase their transfers to households and businesses. However, such measures will lead to an additional burden on public finances, thereby amplifying long-term economic challenges.

E.8	Budget 2025-2026 Budget plan

❏ Consequences for financial markets

The introduction of tariffs and retaliatory measures have repercussions on financial markets.

- Tariffs cause significant fluctuations on the currency market.

- For example, imposing a tariff on a country's exports reduces demand for its currency, which can lead to a depreciation of that currency.

- Central banks will also be faced with a dilemma. On the one hand, tariffs will cause an increase in the cost of imported goods, fuelling inflationary pressures. On the other hand, they will dampen economic activity, which will limit price rises.

- Central banks will therefore have to adopt an approach that takes into consideration all these reactions in conducting monetary policy.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.9

❏ Uncertainty is already having an impact on financial markets

Financial markets adjust quickly to the potential effects of a shock. Market participants' expectations therefore play a key role in the pricing of financial assets. As soon as the first tariff threats were made against Canada, toward the end of November 2024, certain financial variables reacted negatively. One of the most sensitive indicators to this trade uncertainty is the Canadian dollar.

- While the Canadian currency was already on a downward trend, its slide accelerated sharply in late November. In mid-December, the dollar fell below 70 U.S. cents for the first time since March 2020, at the very start of the pandemic.

- Pressure on the dollar intensified following threats of 25% tariffs being imposed on Canadian products. The dollar thus hit 68.8 U.S. cents on January 31, its lowest level since 2016. Subsequently, the Canadian currency has fluctuated around 70 U.S. cents, influenced by the U.S. administration's announcements on tariffs.

- In addition, the U.S. administration's tariff threats prompted markets to raise their expectations concerning monetary policy easing by the Bank of Canada. In particular, this was reflected in lower rates on Treasury bills and short- and longer-term bonds.

Over the coming months, financial markets are expected to remain marked by significant volatility. In particular, U.S. political decisions will play a decisive role in their developments.

CHART E.1 Canadian dollar exchange rate
(U.S. cents)

Note: Most recent figure is for March 7, 2025. Source: Bloomberg.

E.10	Budget 2025-2026 Budget plan

❏ Uncertainty is already affecting the Canadian economy

In Canada and Québec, there are signs that trade tensions are already affecting economic activity.

In particular, the Conference Board of Canada's consumer confidence index has declined sharply in recent months.

- In Québec, the index fell from a recent peak of 91.7 points in August 2024 to 64.3 points in February 2025. A similar trend has been observed in Canada.

Meanwhile, the Bank of Canada's Business Outlook Survey shows that business confidence fell in December 2024.

- The Bank of Canada noted that uncertainty surrounding the economic situation had weakened confidence.

Falling consumer confidence may lead to a reduction in household spending, particularly on durable goods and consumer discretionary goods. In addition, faced with heightened uncertainty, businesses may postpone or cancel certain investment projects.

CHART E.2 Consumer confidence index	CHART E.3 Business confidence in Canada
(points, 2014 = 100)	(points)

Source: Conference Board of Canada.	Note: Percentage of firms reporting positive sentiment about business conditions minus the percentage reporting negative sentiment, three-month moving average. Source: Bank of Canada.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.11

1.2 Assumptions tied to the baseline scenario

The projections currently include a high level of uncertainty. Rising protectionism in the United States represents the biggest risk to changes in the economic outlook.

- At the time of going to press, the form, duration and scope of the trade dispute remain uncertain and variable.

The economic forecast of the baseline scenario is based on the assumption that the tariffs announced on March 4 is a strategic measure intended to exert pressure on the United States' trading partners. The Ministère des Finances has put forth a baseline assumption that these tariffs could be adjusted in the coming months, that the effects would be on average equivalent to 10% tariffs, and that they could be in place for a transitional period of around two years.

- The introduction of tariffs will cut growth for 2025 and 2026 by a total of 0.7 percentage points, and reduce job gains by about 25 000.

- However, Québec's economic strengths, higher-than-expected population growth in the last quarter and further monetary easing will mitigate the extent of this shock on the economy.

Section H presents two alternative growth scenarios.

- The first one, the scenario with 25% tariffs, predicts a recession triggered by the introduction of universal tariffs, excluding energy products for which tariffs of 10% would be applied, for a period of around two years. In response, the countries targeted by these tariffs would impose equivalent retaliatory measures.

- The second scenario, the stronger growth scenario, predicts a more sustained increase than anticipated in the baseline scenario, due to the rapid resolution of trade disputes and the dissipation of uncertainties surrounding international trade.

E.12	Budget 2025-2026 Budget plan

2. QUÉBEC'S ECONOMIC SITUATION

2.1 Economic growth will continue amid uncertainty

After a slight increase observed in 2023 (+0.6%), economic activity accelerated in 2024 (+1.4%).

- Strong population growth and monetary policy easing initiated by the Bank of Canada in June 2024 boosted household consumer spending and led to a rebound in residential investment.

- The Canadian dollar, which remained at a relatively low level, supported the competitiveness of Québec's international exports.

The Québec economy will continue to grow in 2025 (+1.1%) and 2026 (+1.4%), mainly supported by continued monetary policy easing.

- Nevertheless, the trade dispute triggered by the U.S. administration will limit growth in non-residential business investment and exports over the next few years.

- In addition, the deceleration in population growth, due in part to a reduction in the number of non-permanent residents (NPRs), will dampen real GDP growth.

CHART E.4 Economic growth in Québec
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.13

2.2 The Québec government will pursue its goal of increasing economic potential

Major steps have been taken since fall 2018 to increase the potential of Québec's economy in an effort to create more wealth. These actions, combined with Québec's strong economic performance, have led to a considerable rise in the standard of living in Québec, as defined by real GDP per capita. Between 2018 and 2022, the standard of living in Québec rose by 5.0%.

Then, in 2023 and 2024, the standard of living declined slightly in Québec.

- In 2023, real GDP growth was dampened by the effects of restrictive monetary policy and high inflation. In addition, temporary factors specific to Québec, such as forest fires, low water levels in Hydro-Québec's basins and public and parapublic sector strikes, curbed the rise in economic activity.

- In 2024, the economic recovery was accompanied by record population growth.

In 2025, an increase in economic activity combined with slower population growth will allow the standard of living to resume an upward trajectory.

In 2026, real GDP per capita is expected to reach just over $53 700, an increase of 4.7% compared to 2018.

CHART E.5 Québec's standard of living
(real GDP in chained 2017 dollars per capita)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

E.14	Budget 2025-2026 Budget plan

❏ Strong economic performance that is narrowing standard of living gaps

Québec's strong economic performance since 2018 has narrowed the gaps in living standards with Ontario and the rest of Canada.

- Between 2018 and 2022, the standard of living measured by real GDP per capita rose by an average of 1.2% per year in Québec, compared to increases of just 0.5% in Ontario and 0.2% in the rest of Canada.

- Québec's standard of living gap with Ontario narrowed from 15.9% in 2018 to 12.4% in 2022. The standard of living gap with the rest of Canada narrowed from 20.2% in 2018 to 15.5% in 2022.

In 2023 and 2024, real GDP per capita declined for both Québec and its main trading partners. However, since the relative changes in the standard of living have been more favourable in Québec than in Ontario and the rest of Canada, gains in terms of catching up on the standard of living gap have continued.

- As a result, the gap in real GDP per capita between Québec and Ontario has continued to narrow, reaching 11.2% in 2024. The gap between Québec and the rest of Canada narrowed to 14.7% in 2024.

Living standards will continue to catch up over the next few years. The gap between Québec and Ontario is expected to reach 9.9% in 2026, while that between Québec and the rest of Canada is expected to stand at 13.7% in 2026.

Québec is on track to achieve the government's ambitious goal of reducing the real GDP per capita gap with Ontario to 10% by 2026. The Québec government intends to build on this momentum and take further action on the main determinants of living standards.

TABLE E.3 Change in standard of living
(real GDP per capita, change and gap with Québec in per cent)
	2018	2019	2020	2021	2022	2023	2024	2025	2026	2019 to 2026(1)
Change
Québec	1.6	1.7	−5.5	7.0	2.2	−1.3	−1.0	0.6	1.4	4.7
Ontario	1.5	0.4	−5.8	5.5	2.1	−1.4	−2.0	0.2	0.7	−0.7
Rest of Canada	1.2	0.1	−6.2	5.0	2.3	−1.4	−1.6	0.4	0.8	−0.9
Difference
Ontario	15.9	14.4	14.1	12.5	12.4	12.3	11.2	10.7	9.9	-
Rest of Canada	20.2	18.4	17.5	15.3	15.5	15.4	14.7	14.4	13.7	-

Note: Ontario's real GDP growth for 2024 and 2025 corresponds to the average forecast of nine private sector institutions as at March 7, 2025. For the rest of Canada and the Ontario population in 2025 and 2026, the growth forecasts are for Canada excluding Québec.

(1) Changes over the entire period.

Sources: Institut de la statistique du Québec, Statistics Canada, Ontario Ministry of Finance and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.15

❏ Determinants of Québec's economic potential

The government's aim is to raise the standard of living for Quebecers. While the trade dispute has been a shock to the economy, the government must not deviate from its mission. It is by acting on the determinants of growth that this objective will be achieved. At the same time, growth in economic potential will ensure that Québec's economy will be more resilient to external shocks.

Productivity, which is real GDP per job, measures the efficiency of workers to transform their efforts into output. Productivity gains offer the greatest potential for improvement to support growth in the standard of living in Québec.

The employment rate, which is the total number of workers as a proportion of the population aged 15 to 64, reached an all-time high in 2023, with Québec recording the highest rate among the provinces. As in Canada as a whole, the employment rate fell in 2024. Nevertheless, it remained the highest rate among all the provinces. Consequently, potential gains in this area are still possible but will be more difficult to achieve in the long term.

The demographic weight of the main labour pool represents the share of the population aged 15 to 64 compared to the total population. Québec's population is aging, which limits the growth of the available labour pool. As a result, this factor's contribution to growth has been in decline since the mid-2000s. Demographic trends are difficult to reverse, and it is expected that this component will continue to limit potential economic growth.

TABLE E.4 Contribution of factors to Quebecers' standard of living
(average annual percentage change and contribution in percentage points)
	2010 to 2019	2020	2021	2022	2023	2024	2025	2026	2027 to 2029
Growth factors (contribution)
Demographic weight of 15- to 64-year-olds(1)	−0.7	−0.7	−0.8	−0.6	−0.1	0.1	−0.5	−0.8	−0.5
Employment rate(2)	1.0	−5.0	4.8	2.4	1.1	−1.5	0.9	1.2	0.6
Productivity(3)	0.8	0.2	2.9	0.3	−2.3	0.4	0.3	1.0	1.3
STANDARD OF LIVING(4)	1.1	−5.5	7.0	2.2	−1.3	−1.0	0.6	1.4	1.3
Real GDP	1.9	−4.7	7.3	3.4	0.6	1.4	1.1	1.4	1.7
Population	0.8	0.8	0.2	1.2	2.0	2.4	0.5	0.0	0.3

Note: Totals may not add due to rounding.

(1) The demographic weight of 15- to 64-year-olds represents the share of the population aged 15 to 64 as a percentage of the total population.

(2) The employment rate corresponds to the total number of workers in proportion to the population aged 15 to 64.

(3) Productivity as measured by real GDP per job.

(4) Standard of living as measured by real GDP per capita.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

E.16	Budget 2025-2026 Budget plan

2.3 Population growth will slow

Québec, like Canada as a whole, experienced record demographic growth last year. In 2024, the population grew by 2.4% in Québec and by 3.0% in Canada. Over the next few years, population growth in Québec and Canada is expected to slow.

- In particular, the various measures announced in 2024 by the federal and Québec governments to reduce the number of non-permanent residents (NPRs), as well as to lower annual targets for permanent immigration, are expected to slow population growth.

- Specifically, the federal government announced that it would lower its targets for permanent immigration from 2025 to 2027. For its part, the Québec government announced various measures, including a freeze on the Temporary Foreign Worker Program, the temporary suspension of the Québec graduate stream of the Québec Experience Program, and a temporary halt to invitations to apply for permanent selection under the Regular Skilled Worker Program (RSWP).

- These measures already seem to be having an effect, as the end of 2024 saw the start of a deceleration in population growth. In Québec in particular, annual population growth fell from a peak of 2.4% in the third quarter of 2024 to 2.0% in the fourth quarter.

As a result, Québec's population is expected to grow by only 0.5% in 2025 and remain stable (0.0%) in 2026.

CHART E.6 Population growth	CHART E.7 Population in Québec and Canada
(annual population change, per cent)	(percentage change)

Source: Statistics Canada.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.17

Strong population growth in 2024, which will slow over the next few years

In 2024, the Québec population continued to grow at a steady pace. As at July 1, 2024, Québec had a population of 9 056 000, an increase of 208 000 people (+2.4%) since July 1, 2023.

Population growth was based entirely on international migration.

- The net increase in the number of non-permanent residents (162 500 people) and international immigrants (50 800 people) accounts for the total population growth.

- Interprovincial migration (−4 100) and natural increase (−1 300) did not contribute to population growth.

Components of population growth in Québec
(annual change in population and its components, in thousands of people)

Sources: Statistics Canada and Ministère des Finances du Québec.

Expected slowdown in the pace of population growth

To slow the rate of Canada's population growth, in March 2024, the federal government announced its goal to reduce the proportion of non-permanent residents (NPRs) in the Canadian population. Efforts by the federal and Québec governments have slowed the growth of temporary immigration in Québec.

- On a net basis, Québec welcomed 26 400 NPRs in the fourth quarter of 2024. This was the lowest number recorded since the second quarter of 2023.

- Consequently, annual population growth, which stood at 2.0% in the fourth quarter, slowed for the first time since the second quarter of 2021.

The pace of population growth will continue to slow over the coming quarters, as the number of NPRs declines, in line with enhancements made to federal and provincial policies to reduce temporary immigration.

E.18	Budget 2025-2026 Budget plan

2.4 Caution from businesses and slower population growth will curb hiring

The labour market slowed in 2024 as the lingering effects of restrictive monetary policy tempered demand for labour. At the same time, the labour supply surged, fuelled by strong population growth.

- Following an increase of 130 800 jobs in 2023 (+3.0%), 43 200 jobs were created in 2024 (+1.0%). Meanwhile, the unemployment rate increased from an average of 4.5% in 2023 to 5.3% in 2024.

Job gains will remain modest in the coming years. An average of just over 39 000 jobs will be created in 2025 (+0.9%), followed by 17 400 jobs in 2026 (+0.4%). The unemployment rate will temporarily rise to an average of 5.8% in 2025, before declining to 5.4% in 2026.

- As the relief provided by easing monetary policy feeds through to the economy, demand for labour will grow.

- However, the expected drop in the number of NPRs will limit growth in the working-age population. In addition, the decline in overall demand for goods and services resulting from the trade dispute could slow hiring.

As the labour market moderates, wage and salary growth will gradually lose pace, slowing from 5.6% in 2024 to 3.7% in 2025 and 3.0% in 2026.

- Nevertheless, wage gains will remain historically high.

CHART E.8 Job creation in Québec	CHART E.9 Unemployment rate in Québec
(average annual data in thousands)	(average annual data in per cent)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.19

The labour market is loosening

The labour market moderated in 2024. On average, 43 200 jobs were created (+1.0%), the lowest growth rate since 2020. This took place against a backdrop of strong growth in labour supply, as over the same period, 183 000 people were added to the population aged 15 and over (+2.5%).

As a result, the labour market has not generated enough jobs to absorb population growth. At the same time, the number of vacant jobs fell from a peak of 252 900 in September 2021 to 123 500 in December 2024.

Consequently, the unemployment rate rose from an average of 4.5% in 2023 to 5.3% in 2024.

The labour market has also moderated in Canada. Job creation in the country (+395 700 in 2024, +1.9%) was supported by strong growth in the working-age population (+3.5% in 2024).

- This population increase has put upward pressure on unemployment and downward pressure on the employment rate in all provinces.

Although Québec's labour market is trending toward equilibrium, it remains one of the tightest in the country. Québec's unemployment rate, which was 5.3% in 2024, remained the lowest among the provinces (6.3% for Canada as a whole). In addition, the employment rate for people aged 15 to 64 stood at 77.3% on average in 2024. In this respect, Québec ranks first among the provinces (74.7% in Canada as a whole).

Over the coming quarters, the tightening of migration policies is expected to slow population growth. At the same time, the introduction of tariffs will curb hiring. As a result, job creation is expected to remain relatively modest.

Growth in the population aged 15 and over and employment in 2024	Unemployment rate in 2024
(per cent)	(per cent)

Source: Statistics Canada.	Source: Statistics Canada.

E.20	Budget 2025-2026 Budget plan

Young people and immigrants were affected by the labour market slowdown in 2024

The moderation in the labour market in a context of strong population growth has led to an increase in the number of unemployed individuals and a rise in the unemployment rate.

- On average in 2024, Québec had 45 000 more unemployed individuals than in 2023.

- Although the province had the lowest unemployment rate in Canada, it rose by 0.8 percentage points over 2023, reaching 5.3% in 2024.

Certain more vulnerable population groups have been particularly affected by the labour market slowdown.

- The increase in the unemployment rate has been more marked among young people, that is, the population aged 15 to 24 (+2.1 percentage points, reaching 9.5% in 2024), compared to people aged 25 to 54 (+0.8 points, reaching 4.6%) and people aged 55 and over (+0.3 points, reaching 4.7%).

- Similarly, the rise in the unemployment rate has been more pronounced among newcomers. Unemployment rates for immigrants aged 25 to 54 welcomed within the last 5 years (+1.3 percentage points, reaching 9.7% in 2024) and for immigrants welcomed between 5 and 10 years ago (+2.2 percentage points, reaching 7.9%) rose more significantly than for immigrants welcomed more than 10 years ago (+0.5 percentage points, reaching 5.6%) and for people born in Canada (+0.4 percentage points, reaching 3.5%).

Despite this upward trend, the unemployment rate for young people aged 15 to 24 in 2024 remained the lowest among Canadian provinces (13.1% in Canada).

Unemployment rate by age group	Unemployment rates for immigrants welcomed and people born in Canada, aged 25 to 54
(per cent)	(per cent)

Source: Statistics Canada.	Source: Statistics Canada.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.21

2.5 Domestic demand expected to spearhead growth

In 2025 and 2026, domestic demand will be the key factor underpinning growth.

- Household consumption expenditure will be boosted by lower interest rates. Nevertheless, the slowdown in population growth and a moderating labour market will dampen the growth of consumption expenditure.

- Residential investment will pick up in 2025 (+4.6%), supported by successive policy rate cuts and pent-up demand. It will continue to grow in 2026, but at a more moderate pace.

- Despite lower financing costs, growth in non-residential business investment will be weak over the next two years due to trade barriers.

The external sector's net contribution to economic activity will remain relatively modest. It will reduce real GDP growth by 0.3 percentage points in 2025, but will contribute 0.2 percentage points in 2026.

- Export growth is expected to slow in 2025. Tariffs and uncertainty could lead some U.S. companies to abandon their Québec suppliers.

- Nevertheless, the lower exchange rate will make Québec exports more attractive on the international market, although it will also result in more expensive imports.

TABLE E.5 Real GDP and its major components in Québec
(percentage change and contribution in percentage points)
	Change			Contribution
	2024	2025	2026	2024	2025	2026
Domestic demand	1.8	1.6	1.2	1.8	1.7	1.2
Household consumption	2.3	2.3	1.7	1.4	1.3	1.0
Residential investment	1.6	4.6	1.2	0.1	0.3	0.1
Non-residential business investment	−0.1	0.1	1.1	0.0	0.0	0.1
Government spending and investment	1.8	0.2	0.1	0.5	0.1	0.0
External sector	-	-	-	0.0	−0.3	0.2
Exports	1.7	1.3	2.0	0.8	0.6	0.9
Imports	1.5	1.7	1.4	−0.8	−0.8	−0.7
Inventories	-	-	-	−0.5	−0.3	−0.1
REAL GDP	1.4	1.1	1.4	1.4	1.1	1.4

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

E.22	Budget 2025-2026 Budget plan

2.6 Household expenditures will be the main driver of economic activity

After a gain of 2.3% in 2024, consumer spending will continue to rise in 2025 (+2.3%) and 2026 (+1.7%). It will remain the main driver of economic growth.

- It will be supported in part by the favourable financial position of households.

- In addition, households will continue to benefit from lower interest rates, particularly for durable goods.

- In addition, certain measures presented in the Québec government's November update will provide support to consumers, including the indexation of the basic personal amount and the maximum family allowance.

- Nevertheless, decelerating population growth will dampen demand for goods and services. In addition, wage and salary growth will gradually slow as the labour market moderates after four years of strong gains. In addition, even as interest rates fall, many households may see higher mortgage payments upon renewal, limiting their ability to spend.

CHART E.10 Household consumption expenditure in Québec	CHART E.11 Wages and salaries in Québec
(percentage change, in real terms)	(percentage change, in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.23

Québec households are benefiting from a favourable financial position

Québec's household purchasing power per capita has improved faster than in Canada since 2018

Purchasing power is defined as household disposable income in real terms per capita. In Québec, it has improved considerably between 2018 and 2023. Over this period, it grew by 6.6%, the second-biggest increase among the provinces (+3.9% in Canada).

- This is due in part to the strong performance of the labour market and the shortage of labour, which have resulted in significant wage gains. Between 2018 and 2023, per capita wages and salaries in Québec jumped 29.8% (+21.9% in Canada).

- In addition, household purchasing power has been supported by a number of measures put in place by the Québec government since fall 2021, including a reduction in personal income tax, enhanced senior assistance, two one-off cost of living support payments and a 3% cap on the indexation of government rates.

The improved purchasing power observed in recent years has strengthened the financial position of Québec households.

- Québec's savings rate (9.8% in 2024) remained higher than the savings rate observed in Canada (6.1% in 2024). In addition, the household debt ratio, that is, the value of household liabilities as a proportion of disposable income, is lower in Québec (146.1% in 2023) than in Canada (186.2%).

Growth in household disposable income per capita between 2018 and 2023	Household debt ratio
(percentage change, in real terms)	(per cent)

Note: The consumer price deflator was used to measure price trends. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Note: The debt ratio corresponds to the total value of liabilities divided by household disposable income. Sources: Statistics Canada and Ministère des Finances du Québec.

E.24	Budget 2025-2026 Budget plan

2.7 Residential investment is growing again

After declining 24.5% between 2021 and 2023, residential investment is back on track for growth in 2024 (+1.6%). Residential investment is divided into three main components: new residential construction, renovations and property transfer costs.

- Population growth and lower borrowing costs during the year supported new residential construction (+3.5% in 2024) and property transfer costs (+18.2%), which are linked to transactions on the resale market. Renovation expenditures (−5.6%) fell for the third consecutive year, mainly due to financing costs, which remained at historically high levels.

Residential investment will pick up in 2025 (+4.6%) and is expected to continue to grow in 2026 (+1.2%). It will be supported notably by additional interest rate cuts. In particular, after a significant rebound in 2024 (+25.2% to 48 700 units), housing starts are expected to remain at a high level, reaching 50 500 units in 2025 and 49 300 units in 2026.

- In addition, measures such as extending the maximum amortization period from 25 to 30 years for first-time buyers of new or existing properties will increase demand for properties. Moreover, access to housing will remain a priority for the government, which will continue to support residential construction.

- Nevertheless, decelerating population growth will dampen demand for housing.

CHART E.12 Residential investment in Québec	CHART E.13 Housing starts and transactions on the resale market in Québec
(percentage change, in real terms)	(thousands of units)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation, Centris and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.25

Imbalances in the rental market gradually fading

In the last few years, population growth has accelerated. At the same time, housing starts fell to record lows, undermined in part by successive interest rate hikes and high input costs. This imbalance between supply and demand drove an increase in housing prices.

In 2024, a significant rebound in activity was observed in the housing market. After reaching a low in 2023 (38 900 units), housing starts jumped 25.2% to 48 700 units.

- This impetus for new residential construction came from the rental segment, which posted a 41.1% gain to 37 600 units in 2024. Conversely, housing starts for homes with private entrances fell by 9.3% (11 100 units).

This development has been encouraged by various government measures. In response to the housing shortage, the Québec government, along with a number of municipalities, has taken steps to encourage residential construction. In addition, funds have been invested since fall 2023 to accelerate the construction of social and affordable housing.

The upturn in rental unit construction in 2024 has eased the pressure on this market.

- The rental apartment vacancy rate for Québec as a whole rose from a recent low of 1.3% in 2023 to 1.8% in 2024. Average rent growth in Québec slowed from 7.4% in 2023 to 6.3% in 2024.

The rental market is expected to continue to soften over the next few years, while rental apartment construction will remain strong. At the same time, the decline in the number of non-permanent residents and the increased number of first-time buyers will further reduce demand. As a result, rental growth will continue to slow.

Housing starts by unit type in Québec	Rental vacancy rate and average annual change in rent in Québec
(thousands of units)	(per cent)

Source: Canada Housing and Mortgage Corporation.	Source: Canada Housing and Mortgage Corporation.

E.26	Budget 2025-2026 Budget plan

Resale market conditions remain tight

The Québec resale market saw an upturn in activity in 2024. In particular, purchasing conditions improved due to lower interest rates, which supported demand.

- After reaching a recent low in 2023 (75 900 transactions), transactions picked up again in 2024 (90 300 transactions), an increase of 19.0% compared to the previous year.

New listings on the resale market rose by 12.8% in 2024 (133 800 listings), the first gain following nine consecutive annual declines.

Despite the increase in newly for sale properties on the market, the sales-to-new-listings ratio (SNLR) stood at 0.68 in 2024, indicating that the market remained a seller's market for the eighth consecutive year. Note that the real estate market is considered balanced when the SNLR is between 0.40 and 0.55.

This has led to a rise in property prices. The average price of a home on the resale market rose by 7.3% in 2024, averaging a record $522 800.

Over the next few months, housing costs are expected to remain under pressure.

- The pool of potential buyers will continue to grow, due in particular to lower mortgage rates and the extension of the maximum amortization period from 25 to 30 years for first-time buyers.

- Nevertheless, decelerating population growth and the labour market slowdown are expected to dampen demand.

Sales-to-new-listings ratio on the Québec resale market	Average home resale price in Québec
(ratio)	(thousands of dollars)

Sources: Centris, Canadian Real Estate Association and Ministère des Finances du Québec.	Sources: Centris and Canadian Real Estate Association.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.27

2.8 The trade dispute will slow investment

Despite lower financing costs, non-residential business investment is expected to remain relatively modest in 2025 and 2026.

- The trade dispute and the high level of uncertainty will lead to certain investment projects being postponed or cancelled. Businesses could also choose to relocate some of their activities to the United States.

Investment in machinery and equipment, whose components are mainly imported, will be the hardest hit. The relative weakness of the Canadian dollar will make them more expensive.

Meanwhile, investment in intellectual property products will continue to be driven by the acceleration of digital transformation and automation.

Furthermore, the transition to a low-carbon economy will continue to support non-residential investment. The latter may include developing wind or hydroelectric projects, improving the energy efficiency of buildings or setting up new infrastructures for electric vehicles or public transit.

In addition, non-residential business investment will be supported by Hydro-Québec. Its Action Plan 2035 - Towards a Decarbonized and Prosperous Québec includes capital expenditures of between $135 billion and $160 billion by 2035.

CHART E.14 Non-residential business investment in Québec	CHART E.15 Components of non-residential business investment in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

E.28	Budget 2025-2026 Budget plan

2.9 Government investment will continue to support Québec's economy

Governments are an important driver of economic activity in Québec. The value of government investment as a proportion of GDP was 4.5% in 2023, compared to 3.2% in Ontario.

Over the next few years, the anticipated decline in non-residential business investment will be partially offset by an increase in investments by governments.

These investments, which include investments by the Québec government, the federal government, local public administrations, and Indigenous public administrations, are expected to reach a record $27.1 billion in 2026.

- The 2025-2035 QIP accordingly amounts to $164.0 billion, or over $16.0 billion per year on average.

- From 2018 to 2025, the QIP has been increased by more than 60%, from $100.4 billion in March 2018 to $164.0 billion in March 2025.

- Significant amounts will be invested to preserve the quality of public services, ensure their continuity and guarantee their accessibility in the government's priority missions, namely health, social services, education and higher education.

CHART E.16 Government investment in Québec
(billions of dollars, in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.29

2.10 The trade dispute is expected to limit exports

After an increase of 1.7% in 2024, Québec exports are expected to grow by only 1.3% in 2025. They should return to more sustained growth starting in 2026 (+2.0%).

- The imposition of tariffs and the uncertain economic climate will limit export growth.

- However, the continuing weakness of the Canadian dollar will help make Québec's exports more competitive on the international market.

At the same time, Québec's imports of goods and services will remain modest, posting gains of 1.7% in 2025 and 1.4% in 2026.

- This trend is partly due to the relative weakness of the dollar and the drop in investment in machinery and equipment (−2.5% in 2025 and −1.4% in 2026), whose components are primarily imported.

- However, import growth will continue to be supported by the downward trend in interest rates, which will boost consumption.

CHART E.17 Québec exports	CHART E.18 Imports and domestic demand in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

E.30	Budget 2025-2026 Budget plan

Québec's international exports

Foreign trade plays a significant role in Québec's economy. According to economic accounts' statistics, international exports of goods represented the equivalent of 22.2% of the province's nominal GDP in 2024.

The United States is Québec's main international trading partner, due to its geographical proximity and the size of its market. In 2024, 73.4% of Québec's international exports of goods were destined for the United States, compared to 10.3% for Asia and 11.4% for Europe.

Metal and non-metallic mineral products, which include aluminum, rank first among exported products to the United States with a 23.2% share of international goods exports. Transport equipment, including aircraft and motor vehicles, ranks second (20.7%). Other significant products are consumer goods (16.3%), forestry products (13.0%) and machinery and equipment (11.7%).

Québec's international exports of goods in 2024
(millions of current dollars and percentage share of all products)
	To United States		Total exports
	Value	Share	Value	Share
Agricultural and fish products	2 227	2.4	3 804	3.1
Energy products	4 157	4.6	4 718	3.8
- Electricity	550	0.6	550	0.4
Metal ores and non-metallic minerals	914	1.0	7 107	5.7
Metal and non-metallic mineral products	21 122	23.2	24 749	19.9
- Aluminum and aluminum products	10 241	11.2	10 689	8.6
Chemicals, plastics and rubber products	5 408	5.9	6 591	5.3
Forestry products	11 809	13.0	13 334	10.7
- Pulp and paper	3 485	3.8	4 568	3.7
- Wood and wood products	3 498	3.8	3 659	2.9
Machinery and equipment	10 692	11.7	15 833	12.8
Transport equipment	18 904	20.7	27 511	22.2
- Aircraft and parts	11 823	13.0	18 540	14.9
- Motor vehicles and parts	6 328	6.9	8 079	6.5
Consumer goods	14 823	16.3	18 224	14.7
- Food, beverages and tobacco products	6 800	7.5	8 784	7.1
TOTAL	91 107	100.0	124 075	100.0
Note: International exports of goods on a customs basis. Totals may not add due to rounding. Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.31

2.11 Inflation is under control

In recent months, monetary policy has taken effect and inflationary pressures have eased. In Québec, annual growth in the Consumer Price Index (CPI) has decelerated sharply, from a recent peak of 6.7% on average in 2022 to 4.5% in 2023 and then 2.3% in 2024.

- The drop in energy prices (−0.8% on average in 2024) partly explains the progress observed in this area. Meanwhile, food price inflation slowed from 8.3% in 2023 to 2.0% in 2024. Excluding these two volatile components, the increase in prices stood at 2.7% in 2024.

- The increase in the housing component remained the main contributor to CPI growth (+6.4% in 2024), supported by high mortgage interest rates and rents.

A similar trend was observed in Canada, where annual CPI growth averaged 2.4% in 2024, the smallest increase since 2020.

Over the coming months, inflation is expected to remain within the Bank of Canada's target range of 1% to 3%. In Québec, it is expected to continue to slow, averaging 2.1% in 2025 and 2.0% in 2026.

- Oil prices, which will remain at relatively low levels, and the deceleration in wage and salary growth, will limit CPI growth. Nevertheless, the application of tariffs will exert upward pressure on the prices of some goods and services. In addition, the low value of the Canadian dollar will increase the price of imported goods.

In 2026, headline inflation in Québec is expected to be lower than that observed in Canada for the third year in a row.

CHART E.19 Total CPI	CHART E.20 CPI excluding food and energy
(percentage change)	(percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

E.32	Budget 2025-2026 Budget plan

2.12 Nominal GDP growth will slow

After posting strong growth since 2021, nominal GDP, the broadest measure of the tax base, should post more moderate gains, falling from 5.3% in 2024 to 3.4% in 2025 and 2026 respectively.

- This is largely due to the deceleration in GDP price growth. In addition, the positive impact of renewing collective agreements in the public and parapublic sectors will dissipate.

- Growth in output value over the next two years will be slightly lower than the average observed over the 10 years preceding the pandemic (+3.8% from 2010 to 2019).

While the main tax bases underpinning government revenues will generally show a positive trend, their growth will slow.

- Wages and salaries will lose pace from 5.6% in 2024 to 3.7% in 2025 and 3.0% in 2026. In particular, the loosening of the labour market will ease pressure on wages.

- Following a 4.8% gain in 2024, consumer spending growth in nominal terms is set to slow to 4.6% in 2025 and 3.5% in 2026, due to moderating inflation and slowing population growth.

- Meanwhile, the net operating surplus of corporations is expected to contract by 1.1% in 2025 before returning to growth in 2026 (+3.4%).

- The trade dispute will limit export growth, which is expected to weigh on corporate profitability in the short term.

- A stabilization of economic conditions should favour a return to growth as early as 2026.

TABLE E.6 Nominal GDP in Québec
(percentage change)
	2023	2024	2025	2026
Real GDP	0.6	1.4	1.1	1.4
Prices - GDP deflator	4.3	3.8	2.2	1.9
Nominal GDP	5.0	5.3	3.4	3.4
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.33

2.13 Forecasts comparable to those of the private sector

In 2025, the Ministère des Finances du Québec forecasts an increase in economic activity (+1.1%). This is an increase in line with the average private sector forecast (+1.1%).

In 2026, the Ministère des Finances is forecasting 1.4% real GDP growth. This is a slightly stronger growth than the average private sector forecast (+1.2%).

The large variation between private sector forecasts reflects the uncertainty arising from the current economic situation.

CHART E.21 Economic growth in Québec in 2025	CHART E.22 Economic growth in Québec in 2026
(real GDP, percentage change)	(real GDP, percentage change)

Source: MFQ summary as at March 7, 2025, which includes the forecasts of 11 private sector institutions.	Source: MFQ summary as at March 7, 2025, which includes the forecasts of 11 private sector institutions.

TABLE E.7 Economic outlook in Québec - Comparison with the private sector
(annual percentage change)
	2024	2025	2026	2027	2028	2029	Average 2025-2029
Real GDP
Ministère des Finances du Québec	1.4	1.1	1.4	1.6	1.7	1.7	1.5
Private sector average	-	1.1	1.2	1.5	1.5	1.5	1.4
Nominal GDP
Ministère des Finances du Québec	5.3	3.4	3.4	3.5	3.5	3.6	3.5
Private sector average	-	3.0	3.1	3.4	3.4	3.4	3.3
Note: Averages may not add due to rounding.
Source: Ministère des Finances du Québec summary as at March 7, 2025, which includes the forecasts of 11 private sector institutions.

E.34	Budget 2025-2026 Budget plan

TABLE E.8 Economic outlook in Québec
(annual average, percentage change, unless otherwise indicated)
	2023	2024	2025	2026	2027	2028	2029
Production
Real GDP	0.6	1.4	1.1	1.4	1.6	1.7	1.7
Nominal GDP	5.0	5.3	3.4	3.4	3.5	3.5	3.6
Nominal GDP (billions of dollars)	579.5	609.9	630.5	651.6	674.4	698.3	723.4
Components of GDP (in real terms)
Final domestic demand	−0.2	1.8	1.6	1.2	1.3	1.4	1.5
- Household consumption	1.8	2.3	2.3	1.7	1.8	1.9	1.8
- Government spending and investment	−0.4	1.8	0.2	0.1	0.1	0.2	0.5
- Residential investment	−15.1	1.6	4.6	1.2	1.1	0.8	0.8
- Non-residential business investment	1.4	−0.1	0.1	1.1	2.1	2.5	2.6
Exports	4.0	1.7	1.3	2.0	2.2	2.1	2.1
Imports	−0.8	1.5	1.7	1.4	1.5	1.5	1.6
Labour market
Population (thousands)	8 848	9 056	9 101	9 103	9 102	9 150	9 198
Population aged 15 and over (thousands)	7 252	7 435	7 523	7 541	7 549	7 600	7 649
Jobs (thousands)	4 523	4 566	4 605	4 622	4 639	4 656	4 673
Job creation (thousands)	130.8	43.2	39.1	17.4	16.7	16.3	17.4
Unemployment rate (per cent)	4.5	5.3	5.8	5.4	4.5	4.3	4.3
Other economic indicators (in nominal terms)
Household consumption	5.8	4.8	4.6	3.5	3.5	3.5	3.5
- Excluding food expenditures and shelter	5.4	3.7	4.0	3.2	3.3	3.3	3.3
Housing starts (thousands of units)	38.9	48.7	50.5	49.3	48.3	46.4	44.9
Residential investment	−12.3	5.6	8.0	3.6	3.4	3.2	3.1
Non-residential business investment	6.8	2.9	1.9	3.2	4.0	4.5	4.7
Wages and salaries	5.2	5.6	3.7	3.0	3.4	3.2	3.2
Household income	5.5	6.7	3.7	3.1	3.3	3.3	3.3
Net operating surplus of corporations	1.6	0.4	−1.1	3.4	3.2	4.3	3.5
Consumer Price Index	4.5	2.3	2.1	2.0	2.0	2.0	2.0
- Excluding food and energy	4.5	2.7	2.4	2.0	2.0	2.0	1.9
Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.35

3. THE SITUATION OF QUÉBEC'S MAIN ECONOMIC PARTNERS

Québec has an open economy. In 2024, total exports accounted for over 46% of Québec's nominal GDP. As a result, exports and economic activity in Québec are largely influenced by the situation of its main trading partners.

In 2024, nearly 30% of all Québec merchandise exports were destined for Canada, whereas the United States imported a little over 52%.

- Although its trade destinations have diversified over the past 20 years, Canada and the United States remain Québec's main economic partners.

Against a backdrop of uncertainty fuelled by the trade conflict triggered by the United States, Québec's dependence on its traditional trading partners, particularly the U.S., makes it vulnerable.

CHART E.23 Share of Québec's total merchandise exports by main trading partner
(percentage of total merchandise exports, in nominal terms)

Note: Total exports include international merchandise exports as well as interprovincial exports.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.37

3.1 The economic situation in Canada

❏ Relatively modest economic growth, which is set to continue

Despite strong population growth in Canada (+3.0% in 2024), real GDP growth has stabilized at 1.5% in 2023 and 2024.

- Inflation slowed gradually throughout the year, returning to the Bank of Canada's 2% target, enabling it to begin its monetary policy easing in June 2024.

Over the next two years, economic growth is likely to remain relatively modest (+1.4% in 2025 and +1.6% in 2026), despite ongoing monetary easing.

- Like Québec, the Canadian economy will have to contend with a high level of uncertainty, mainly due to the trade dispute triggered by the United States. The introduction of tariffs will limit business investment and exports.

- Moreover, recent changes in immigration policy aimed at reducing the number of newcomers could curb economic growth.

CHART E.24 Economic growth in Canada
(real GDP, percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

E.38	Budget 2025-2026 Budget plan

❏ Domestic demand will support economic growth

In 2025 and 2026, real GDP growth will remain relatively stable. Domestic demand will continue to support economic activity.

- Waning population growth and the slowdown in job creation will encourage households to exercise caution in their purchases. However, one-off measures taken by the federal government and some provincial governments will support spending.

- The easing of monetary policy and pent-up demand will promote a recovery in the residential sector.

- The trade dispute and low oil prices will temper non-residential investment.

Meanwhile, although the external sector made a significant contribution to the increase in economic activity during the post-pandemic recovery, it will only make a small positive contribution in 2026.

- Tariffs introduced by the United States will raise the cost of exported goods, which will slow demand for Canadian products, particularly natural resources and motor vehicles. Nevertheless, the relative weakness of the Canadian dollar will support exports. It will, however, make imports more expensive.

TABLE E.9 Real GDP and its major components in Canada
(percentage change and contribution in percentage points)
	Change			Contribution
	2024	2025	2026	2024	2025	2026
Domestic demand	2.0	1.6	1.5	2.0	1.6	1.6
Household consumption	2.4	1.9	2.2	1.3	1.1	1.2
Residential investment	−1.1	3.6	1.6	−0.1	0.2	0.1
Non-residential business investment	−1.5	0.5	1.2	−0.2	0.1	0.1
Government spending and investment	3.8	0.9	0.3	1.0	0.2	0.1
External sector	-	-	-	0.0	0.0	0.1
Exports	0.6	1.5	1.9	0.2	0.5	0.6
Imports	0.6	1.3	1.4	−0.2	−0.4	−0.4
Inventories	-	-	-	−0.5	−0.2	−0.1
REAL GDP	1.5	1.4	1.6	1.5	1.4	1.6
Note: Totals may not add due to rounding. Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.39

■ Household consumption will remain strong

Consumer spending growth is expected to remain strong, hovering at around 2.0% in 2025 and 2026.

- Increased consumption will be driven by continued monetary policy easing. In addition, a wave of one-off measures from the federal government and some provincial governments will temporarily bolster household spending.

- However, decelerating population growth from 3.0% in 2024 to 0.9% in 2025 and 0.7% in 2026 and a moderating labour market will curb demand for goods and services.

■ Residential investment will return to growth in 2025

After contracting 19.1% between 2021 and 2024, real estate market activity should recover in 2025 (+3.6%) and 2026 (+1.6%).

- The gradual reduction in mortgage interest rates, which will benefit first-time buyers, and the need to increase the supply of housing will be supporting factors for this sector.

CHART E.25 Household consumption expenditure in Canada	CHART E.26 Residential investment in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

E.40	Budget 2025-2026 Budget plan

■ Investments will return to growth in 2025

Non-residential business investment will return to growth in 2025 (+0.5%) and 2026 (+1.2%) but will remain modest. It will be supported, in particular, by interest rate cuts. However, the trade dispute will lead to certain investment projects being postponed or cancelled.

- Furthermore, investment in the energy sector will be weighed down by low oil prices. In addition, the net operating surplus of corporations fell 4.2% in 2024, reaching its lowest level since 2020. This means that companies have little cash to invest.

■ Export growth will continue despite uncertainty

After a modest gain of 0.6% in 2024, export growth should strengthen to reach 1.5% in 2025 and 1.9% in 2026. This increase will be supported, in particular, by the completion of the Trans Mountain pipeline extension and the new liquefied natural gas (LNG) export facilities scheduled for mid-2025. In addition, the relative weakness of the Canadian dollar will benefit exports.

- However, the introduction of tariffs will raise the cost of exports, which will slow demand for Canadian products.

Imports are expected to grow by 1.3% in 2025 and 1.4% in 2026. They will be supported by a strong increase in domestic demand. However, factors such as decelerating population growth and the depreciation of the Canadian dollar will temper these increases.

CHART E.27 Non-residential business investment in Canada	CHART E.28 Exports and imports in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.41

3.2 The economic situation in the United States

❏ Economic growth will slow in 2025

After robust growth of 2.8% in 2024, the U.S. economy will return to more moderate economic growth rates of 1.8% in 2025 and 1.9% in 2026.

The outlook for the U.S. economy incorporates some of the potential effects of the economic policies that the new administration may put in place.

On the one hand, tax stimulus measures could help boost consumption and business investment. On the other hand, the favourable effects of these measures could be mitigated by headwinds, such as the new restrictive trade policy and the decrease in immigration.

- In particular, the expected imposition of new tariffs on U.S. imports will hinder job creation.

- What's more, the fact that the U.S. economy is already at full employment will make it difficult to reindustrialize the economy without a sufficient workforce. Future increases in production could therefore require significant internal transformations of the U.S. economy.

The potentially inflationary effects of tariffs and tax incentives will make the Federal Reserve cautious about easing monetary policy.

The risks weighing on the U.S. economic outlook are numerous. There is still considerable uncertainty about the impact of tariffs and retaliatory measures by targeted countries, and how long these policies will remain in place.

CHART E.29 Economic growth in the United States
(real GDP, percentage change)

Sources: S&P Global and Ministère des Finances du Québec.

E.42	Budget 2025-2026 Budget plan

Canada, a key trading partner for the United States

The United States is grappling with a structural trade deficit, which reached almost US$800 billion, or 2.8% of GDP in 2023. The country has not recorded a trade surplus since 1975.

- However, the U.S. trade deficit with Canada was only US$40.6 billion in 2023, or 5.2% of the total, placing Canada tenth among the United States' trading partners in terms of deficit significance.

Nevertheless, on March 4, 2025, the new U.S. administration announced a 25% tariff on imports from Canada (10% on energy imports). These tariffs target an essential, indispensable and reliable trading partner for U.S. companies.

- Canada ranked second in 2023 among U.S. suppliers (12.5% of total U.S. imports), after Mexico, and first for several products, including energy (48.5%), forest products (40.5%), and minerals and metals (18.6%).

- In addition, Canada is the main destination for U.S. exports (14.4% in 2023), ahead of Mexico (12.0%) and China (6.4%).

In terms of energy, as its main supplier of oil and natural gas, Canada enables the United States to rank among the world's leading producers and exporters of petroleum products, generating significant trade surpluses in this area.

- In 2024, the United States had a total trade surplus of US$66 billion in oil and natural gas, while it had a deficit of US$97 billion with Canada (and therefore a surplus of US$163 billion with the world, excluding Canada).

- This trade deficit with Canada enables the United States to be a net exporter of energy. Without their low-cost imports of Canadian energy, they would be forced to reduce their exports to the rest of the world.

United States' trade balance for oil and natural gas
(billions of U.S. dollars)

Note: The balance for oil and natural gas is on a customs basis.

Sources: U.S. Census Bureau and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.43

❏ Consumption will lose steam

Following robust growth of 2.8% in 2024, household consumer spending is expected to increase by 2.0% in 2025 and 1.9% in 2026.

- High wages and wealth effect stemming from the strong stock market performance in recent years will continue to support consumption. Households will also benefit from the continued decline in inflation, which will fall from 3.0% in 2024 to 2.5% in 2025 and 2026.

- However, a looser labour market, tariff hikes targeting Canada, Mexico and China, trade uncertainty and lower net immigration will dampen household demand.

❏ The labour market will continue to loosen

The U.S. labour market has been slowing down since 2023, and this trend is expected to continue over the next two years.

- After the creation of 2.1 million jobs in 2024, of which nearly 30% were in the public sector, job gains will be less than 1 million on average in 2025 and 2026. The unemployment rate will rise to 4.3% on average, the highest since 2021, and will not return to levels recorded in 2018 and 2019.

- In addition to the impact of economic policy uncertainty on business confidence, weaker immigration growth will limit the expansion of the labour force.

CHART E.30 Household consumption expenditure in the United States	CHART E.31 Job creation and unemployment rate in the United States
(percentage change, in real terms)	(millions, unless otherwise indicated)

Sources: S&P Global and Ministère des Finances du Québec.	Sources: S&P Global and Ministère des Finances du Québec.

E.44	Budget 2025-2026 Budget plan

❏ Moderation in residential investment

The robust 4.2% growth in residential investment in 2024 will be followed by increases of just 0.5% in 2025 and 1.2% in 2026.

- Slower population growth will curb the pace of household formation to below its long-term average. Housing starts are therefore expected to decline.

- However, the slight drop in mortgage rates, coupled with the moderation in property price growth due to a more abundant supply of housing than in recent years, will spur residential investment.

❏ Slowdown in business investment

After increasing 3.6% in 2024, non-residential business investment is expected to rise by 1.9% in 2025 and 1.8% in 2026, its slowest pace since 2016 with the exception of the first year of the pandemic (−4.6% in 2020).

- Despite interest rate cuts, borrowing costs remain high. In addition, persistent uncertainty will slow investment. In particular, growth in investment in machinery and equipment will slow to 2.5% on average in 2025 and 2026 (+3.3% in 2024).

- However, tax cuts for businesses and the easing of certain regulations will stimulate investment. Investments in the energy sector, among others, will benefit from measures to facilitate oil and gas production and LNG exports.

CHART E.32 Housing starts and household formation	CHART E.33 Non-residential business investment
(millions)	(percentage change)

Note: Household formation lags a year.	Sources: S&P Global and Ministère des Finances du Québec.
Sources: S&P Global and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.45

❏ Government spending is expected to dampen

After rising 3.4% in 2024, expenditure by all levels of government will increase at a slower pace. Growth is expected to slow significantly to 1.2% in 2025 and just 0.6% in 2026.

- Federal government spending is expected to rise by 1.6% in 2025 and 0.9% in 2026, while state and local government spending is expected to grow by 1.0% and 0.5%, respectively.

The outlook for the U.S. budget is uncertain. The new U.S. administration has begun its term with budgetary and tax proposals, such as the extension of certain tax cuts at the end of 2025 and funding for enhanced border control, which are likely to substantially increase the budgetary deficit and debt over the next few years. In addition to these measures, among others, federal employees are being laid off, with the aim of reducing public spending.

According to the Committee for a Responsible Federal Budget, by 2034, the budgetary deficit could reach 6.5% of GDP, and public debt could reach 126% of GDP, should these measures be implemented.

- If current policies were maintained, the budgetary deficit and public debt would be lower, at 6.1% of GDP and 117% of GDP, respectively, by 2034.

However, according to some analysts, the government has other measures at its disposal that could help limit growth in the budgetary deficit and debt, such as reducing health care spending.

CHART E.34 Government spending	CHART E.35 Budgetary balance and public debt
(percentage change)	(percentage of GDP)

Sources: S&P Global and Ministère des Finances du Québec.	Source: Congressional Budget Office.

E.46	Budget 2025-2026 Budget plan

Structural current account deficits, fuelled in particular by high budgetary deficits

The United States current account has been in deficit since 1982, if we exclude 1991, a trend that has gained momentum in recent years. Deficits have grown significantly since the pandemic, reaching over US$900 billion in 2023, or 3.3% of GDP (2.1% of GDP in 2019).

These persistent deficits reflect an imbalance between the United States and the rest of the world in the flow of goods, the balance of which is also showing significant deficits (nearly US$1 100 billion in 2023), accounting for more than the entire current account deficit.

- Excessive consumer spending, which stimulates imports, and public spending that is insufficiently funded by taxes or other sources of revenue and which generates very high structural budgetary deficits, are weakening overall savings and fuelling current account deficits (twin deficits phenomenon).

▪ According to the International Monetary Fund, the current account balance deteriorated by around 1 percentage point of GDP in 2023, mainly as a result of robust domestic demand.

- The surplus in investment compared to savings also explains these imbalances, while capital inflows into the United States in search of attractive investments are bolstering the U.S. dollar and imports.

To correct these imbalances, the U.S. administration has started to raise tariffs on U.S. imports to a level that could represent a high since 1939, or 13.8% in 2025, according to an estimate by the Tax Foundation.

- However, while imposing tariffs could, to some extent, reduce budgetary and current account deficits, this policy would not target one of the main causes of twin deficits, namely weak savings.

- Moreover, since the U.S. consumer is one of the drivers of the global economy, a rebalancing could have significant repercussions on it.

U.S. current account balance	Tariffs on imports
(percentage of GDP)	(average rate, per cent, 1939-2025)

Sources: Congressional Budget Office and Ministère des Finances du Québec.	Note: Historical data up to 2023, a projection for 2024 and an estimate for 2025 as at February 27.
Source: Tax Foundation.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.47

❏ The external sector will slow growth

Export growth is expected to slow from 3.2% in 2024 to 2.8% in 2025 and 2.3% in 2026. A similar trend will be noted for import growth, which is expected to increase to 3.3% in 2025 and 1.2% in 2026 (+5.4% in 2024).

- Accordingly, the external sector is expected to reduce real GDP growth by 0.2 percentage points in 2025 and add 0.1 percentage points the following year.

The slowdown in domestic demand, resulting in part from a moderation in non-residential business investment, and less robust external demand, will limit import and export growth.

Furthermore, additional tariffs imposed on imports from China, Canada and Mexico and the impact of significant tariff policy uncertainty vis-à-vis other countries, will rein in trade.

CHART E.36 Exports and imports	CHART E.37 U.S. Trade Policy Uncertainty Index
(percentage change and contribution in percentage points)	(index)

Sources: S&P Global and Ministère des Finances du Québec.	Note: The index is based on search results for specific words such as "uncertainty," "tariff" and "trade" in 10 U.S. newspapers.
Source: Measuring Economic Policy Uncertainty by Scott Baker, Nicholas Bloom and Steven J. Davis via PolicyUncertainty.com.

E.48	Budget 2025-2026 Budget plan

4. THE GLOBAL ECONOMIC SITUATION

❏ A slight global economic slowdown in 2025

Global economic growth is expected to slow for the fourth year in a row in 2025. Despite inflation returning to more sustainable levels and policy rate cuts in a number of countries, economic activity will moderate.

- Global real GDP is projected to grow by 3.1% in 2025, compared to 3.2% in 2024, amid economic slowdowns in the U.S. and China and uncertainty from multiple sources worldwide.

- In addition, global economic growth is expected to level off at 3.1% in 2026, below the average for the five-year period preceding the pandemic (+3.4%).

In particular, the global economy has to contend with the imposition of tariffs on imports from the United States, and with uncertainty as to their scope and duration.

- This U.S. trade policy echoes the global rise in protectionism of recent years, coupled with significant geopolitical tensions.

- In this complex environment, international trade in goods and services is expected to grow at a moderate pace in 2025 and 2026. That being said, like global economic growth, it is expected to fall short of the pre-pandemic average.

CHART E.38 Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.49

TABLE E.10 Outlook for global economic growth
(real GDP, annual percentage change)
	Weight(1)	2024	2025	2026
World(2)	100.0	3.2	3.1	3.1
Advanced economies(2)	40.7	1.8	1.5	1.6
Québec	0.3	1.4	1.1	1.4
Canada	1.4	1.5	1.4	1.6
United States	15.0	2.8	1.8	1.9
Euro area	11.9	0.9	1.0	1.2
- Germany	3.2	−0.2	0.4	1.0
- France	2.3	1.2	0.7	1.0
- Italy	1.9	0.7	0.7	0.9
United Kingdom	2.2	0.9	1.2	1.4
Japan	3.5	0.1	1.2	0.8
Emerging and developing economies(2)	59.3	4.2	4.0	4.1
China	18.7	5.0	4.3	4.1
India(3)	8.0	6.5	6.5	6.5
(1) Economic weight according to purchasing power parity. The weights shown are for the year 2023. (2) GDP in purchasing power parity. (3) Data for the fiscal year (April 1 to March 31).
Sources: International Monetary Fund, S&P Global, Institut de la statistique du Québec, Statistics Canada, Bloomberg, LSEG Datastream, Eurostat and Ministère des Finances du Québec.

E.50	Budget 2025-2026 Budget plan

❏ Rising real incomes will support economic growth in multiple advanced economies

Real GDP in a number of major advanced economies is expected to grow faster in 2025 than in 2024. This will be the case in the euro area, driven in particular by slight rebounds in Germany, as well as in the United Kingdom and Japan, to name a few.

- However, due to a slowdown in the United States, average growth in advanced economies is expected to stand at 1.5% in 2025, compared to 1.8% in 2024. In 2026, the rate is projected to be 1.6%.

High post-pandemic inflation, particularly in the food and energy sectors, has weighed on consumer confidence. Against this backdrop, growth in consumer spending has remained contained, with savings rates staying high across a range of economies, particularly in Europe.

- In the coming years, despite labour market slowdowns, advanced economies will continue to enjoy higher real incomes, resulting from sharp wage increases as price growth moderates, bolstering household confidence and consumption.

That being said, rising global trade policy uncertainty is expected to dampen investment and consumer confidence. In addition, overall, budgetary policy will tighten in advanced economies in 2025 and 2026, slightly slowing economic growth.

CHART E.39 Economic growth in major advanced economies	CHART E.40 Disposable income and consumer confidence in advanced economies
(real GDP, percentage change)	(annualized quarterly rate change in per cent and index in points compared to the historical average)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.	Source: Organisation for Economic Co-operation and Development.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.51

❏ Growth slowdown in emerging countries in 2025

Like advanced economies, emerging and developing economies will see slightly weaker real GDP growth in 2025 (4.0%) than in 2024 (4.2%). In 2026, real GDP growth is expected to stand at 4.1%.

Among the major emerging economies, China and Brazil will experience slowdowns in 2025 and 2026, with growth levelling off at a high level in India (6.5%).

- Alongside persistent structural problems, such as the housing crisis, a declining population, and dwindling consumer and business confidence, the Chinese economy runs the risk of an escalation of the trade dispute with the United States.

In Mexico, economic growth will slow in 2025 but is poised to accelerate afterward. With its significant dependence on U.S. trade, the Mexican economy is suffering the fallout of changes in U.S. trade policy.

In addition, emerging and developing economies have a growing weight in the global economy, having exceeded that of advanced economies over a decade ago.

- Ten of the largest emerging economies form BRICS+, which seeks to challenge the influence of G7 nations.

CHART E.41 Economic growth in major emerging economies	CHART E.42 Global economic weight according to purchasing power parity
(real GDP, percentage change)	(per cent)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.	Source: International Monetary Fund.

E.52	Budget 2025-2026 Budget plan

5. DEVELOPMENTS IN FINANCIAL MARKETS

❏ Financial markets are evolving in an uncertain environment

Risk appetite has generally remained strong in international financial markets in recent months, reflecting sustained investor confidence. In particular, this optimism was fuelled by monetary policy easing in a number of major advanced economies and by inflation returning closer to central bank targets.

- However, U.S. trade policy uncertainty has prompted many investors to become somewhat cautious and makes financial markets more volatile.

- Following an outstanding year for returns in 2024, North American stock markets have shown more hesitation since early 2025 due to trade tensions. The imposition of U.S. tariffs against Canada, Mexico and China in early March led to a significant drop in the major stock market indices.

- Meanwhile, U.S. bond yields have generally risen in recent months, as expectations of monetary easing have moderated.

Furthermore, the foreign exchange market has been impacted by the uncertainty surrounding U.S. trade policy. The Canadian dollar was particularly impacted, depreciating sharply against the U.S. dollar.

CHART E.43 North American stock market developments	CHART E.44 Yield on 10-year federal bonds
(index, December 30, 2022 = 100)	(per cent)

Note: Most recent figure is for March 7, 2025. Sources: Bloomberg and Ministère des Finances du Québec.	Note: Most recent figure is for March 7, 2025. Source: Bloomberg.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.53

❏ Monetary easing will continue in Canada

The Bank of Canada has cut its policy rate from 5.00% in June 2024 to 3.00% in January 2025, its lowest level since September 2022.

- Headline inflation has remained close to the Bank of Canada's 2% target since summer 2024, standing at 1.9% in Canada in January 2025. That being said, core inflation measures remain higher.

The Canadian economy will benefit from continued interest rate cuts in the coming quarters, but U.S. trade policy uncertainty will limit the pace of economic growth.

- Steady inflation hovering around 2% and persistent excess economic supply are expected to prompt further cuts in the Bank of Canada's policy rate in 2025, which is projected to fall to 2.50%.

❏ More gradual monetary easing in the United States

The U.S. Federal Reserve cut its policy rate three times between September and December 2024 (−100 basis points). It then left the rate unchanged in January 2025, within the 4.25%-4.50% target range.

- Given continued moderate economic growth, inflation that remains above the 2% target, and uncertainty about the impact of the U.S. administration's proposed measures, the Fed is expected to be prudent in the coming months.

In this environment, two 25-basis-point cuts in the policy rate are anticipated this year, followed by three further cuts in 2026.

CHART E.45 Policy interest rate in Canada and the United States
(overnight rate target and federal funds target rate,(1) per cent)

(1) Midpoint of the target range for the federal funds rate. Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

E.54	Budget 2025-2026 Budget plan

The Bank of Canada ranks among the major central banks pursuing the most energetic monetary easing

In 2024, the monetary easing cycle got underway in most advanced economies to both acknowledge the progress achieved in the fight against inflation and also boost economic activity. However, the pace and scale of easing have varied across countries and regions.

In June 2024, the Bank of Canada was one of the first major central banks to embark on policy rate cuts. It has also been one of the most energetic with rate cuts of 200 basis points between its decisions in June 2024 and January 2025.

- The extent of monetary easing in Canada has been warranted by inflation hovering back near the 2% target and the Canadian economy's higher sensitivity to interest rates. At 5.00%, Canada's policy rate peak also ranked among the highest in advanced economies.

The Fed cut its policy rate three times in fall 2024 for a total of 100 basis points. Since then, it has left its policy rate unchanged, awaiting further progress on inflation and greater clarity on the extent of trade and economic policy decisions by the U.S. administration.

In Europe, starting in June 2024, the European Central Bank made six policy rate cuts, for a cumulative total of 150 basis points. In the United Kingdom, the Bank of England has adopted a more gradual approach to monetary easing, shedding 75 basis points since August 2024.

Most major central banks are expected to continue monetary easing in the coming months. However, uncertainty surrounding the global economic outlook owing to trade and geopolitical tensions may influence the pace and scale of rate cuts.

Monetary easing in select major advanced economies
(cumulative policy rate cut in basis points compared to the peak rate, as at March 7, 2025)

Note: For the euro area, this is the deposit facility rate. Sources: LSEG Datastream and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.55

❏ Bond yields will remain volatile for some time before levelling off

Bond yields have been volatile in recent months in multiple advanced economies, including Canada.

In the United States, yields have generally trended upward with investors downgrading expectations of the extent of monetary easing, projected to be more gradual than anticipated.

- Reasons include a buoyant domestic economy and more persistent inflation. Yields were also supported by the potential inflationary impact of the U.S. administration's economic policy proposals.

Bond yields are expected to remain volatile for some time, influenced in particular by both trade policy shifts and uncertainty about the political and budgetary situation in some countries. An even higher budgetary deficit in the United States, in particular, could disrupt markets.

- However, yields are expected to level off as the major central banks continue monetary easing and some sources of uncertainty dissipate in the coming quarters.

❏ Canadian dollar to remain under pressure in 2025

The global foreign exchange market has been volatile in recent months, owing in particular to the strength of the U.S. dollar and the more gradual pace of monetary easing in the United States than in other advanced economies. Volatility has also been exacerbated by the threat of U.S. tariffs.

- In this environment, the Canadian dollar has sharply depreciated against the U.S. dollar since September 2024, generally remaining below 70 U.S. cents since December 2024.

Canadian dollar weakness is expected to persist in 2025 due to economic uncertainty, a significant and persistent interest rate differential between Canada and the United States, and developments in commodity prices.

TABLE E.11 Canadian financial markets
(average annual percentage, unless otherwise indicated, end-of-year data in brackets)
	2023	2024	2025	2026
Overnight rate target	4.8 (5.0)	4.5 (3.3)	2.7 (2.5)	2.5 (2.5)
3-month Treasury bill	4.8 (4.9)	4.3 (3.2)	2.6 (2.5)	2.5 (2.5)
10-year bond	3.3 (3.1)	3.4 (3.3)	3.0 (3.0)	3.0 (3.0)
Canadian dollar (in U.S. cents)	74.2 (75.7)	72.8 (69.5)	69.5 (69.6)	69.9 (70.8)
U.S. dollar (in Canadian dollars)	1.35 (1.32)	1.37 (1.44)	1.44 (1.44)	1.43 (1.41)
Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

E.56	Budget 2025-2026 Budget plan

❏ Oil market environment to remain uncertain

Oil prices have fallen sharply since the beginning of the year. After reaching US$80 a barrel in mid-January, the price of WTI crude oil has fallen to an average price of US$71 a barrel in February 2025.

- The lacklustre growth outlook for global oil demand as well as trade tensions are poised to continue weighing on prices.

- In terms of global oil supply, the gradual lifting of voluntary production cuts by OPEC and its partners starting in April 2025, and persistently robust oil production in some countries, particularly the United States, are expected to be conducive to oversupply this year.

Against this backdrop, WTI crude prices are expected to fall short of 2024 levels, hovering around US$70 in 2025 and 2026.

- However, a persistently tense geopolitical environment and the impact of some previously announced U.S. sanctions, such as on Iranian oil exports, represent a risk for global oil supply and price trends.

Meanwhile, U.S. natural gas prices have been trending higher since fall 2024. They were bolstered by rises in U.S. consumption and foreign demand for LNG. Further gas price growth is expected in 2025, owing primarily to the anticipated increase in U.S. exports as well as higher foreign demand.

CHART E.46 Change in Brent, WTI and WCS oil prices	CHART E.47 Change in natural gas price
(U.S. dollars per barrel)	(Henry Hub, U.S. dollars per MMBtu)

Sources: Bloomberg and Ministère des Finances du Québec.	Note: Most recent figure is for March 7, 2025. Source: Bloomberg.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.57

6. THE MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

The baseline scenario is based on multiple assumptions, which are tied to risks that may impact the forecast.

- The main risk relates to the economic and trade policies that the U.S. government will actually implement.

- In particular, introducing trade barriers could disrupt supply chains and dampen international trade, further slowing global economic growth.

- However, the introduction of further economic measures and structural reforms, including adjustments to fiscal policies, could support U.S. real GDP growth, which would have positive repercussions on global GDP, and on Québec's GDP.

Other risks with potential favourable or unfavourable effects include:

- a shift in inflation;

- Under the baseline scenario, headline inflation is expected to hold close to central bank targets. However, implementing tariffs could spark inflationary pressures. Conversely, introducing tariffs may also curb economic activity, potentially limiting inflation. In this environment, central banks are expected to show flexibility in conducting monetary policy.

- a broad-based weakening of the global economy;

- Under the baseline scenario, a slight slowdown in global real GDP is anticipated in 2025. Heightened uncertainly or the occurrence of certain risks may trigger a sharper-than-expected decline in global growth. Such developments would slow Québec's exports. They may also adversely affect oil prices; the province is a net oil importer.

- stronger-than-expected population growth in Québec and Canada over the next few years;

- Should population growth decelerate less rapidly than expected over the next few quarters in Québec and Canada, economic activity growth forecast for 2025 to 2027 could be stronger than anticipated. Higher population growth would fuel demand for goods and services and housing needs.

The Québec Economy: Recent Developments and Outlook for 2025 and 2026	E.59

- a worsening of geopolitical tensions, including conflicts in the Middle East and Ukraine;

- The global economy must contend with significant geopolitical tensions. In particular, heightened tensions in the Middle East, a leading energy-producing region, represent a risk for global oil supply stability and the commodity's future market price trends.

- potential financial market disruptions;

- A rapid and sudden change in investor perception about the future economic and financial situation could result in significant financial market disruptions.

- a different development in U.S. fiscal policy, which is expected to be restrictive in 2025 and 2026;

- A deterioration of the budgetary situation could also destabilize financial markets.

- climate events;

- Climate change and unexpected weather events may have a significant economic impact and push up commodity prices.

- For example, forest fires and low runoff reported in Hydro-Québec's basins in 2023 slowed economic growth.

- widespread use of artificial intelligence in business operations.

- Such a development would boost long-term productivity and economic growth. However, such a transformation could spark temporary disruptions as businesses adapt to this new technology.

E.60	Budget 2025-2026 Budget plan